FILED PURSUANT TO RULE 424(b)(3)

SEC REGISTRATION NO. 333-138161

SUPPLEMENT DATED MARCH 8, 2007

(To Joint Proxy Statement-Prospectus Dated February 16, 2007)

FIRST CALIFORNIA FINANCIAL GROUP, INC.

1888 Century Park East, Suite 800

Los Angeles, California 90067

(310) 277-2265

NATIONAL MERCANTILE BANCORP 1888 Century Park East, Suite 800 Los Angeles, California 90067 (310) 277-2265	FCB BANCORP 1100 Paseo Camarillo Camarillo, California 93010 (805) 484-0534

SPECIAL MEETING OF SHAREHOLDERS OF NATIONAL MERCANTILE BANCORP

AND

SPECIAL MEETING OF SHAREHOLDERS OF FCB BANCORP

To be held on March 12, 2007

The following information supplements and should be read in conjunction with the joint proxy statement-prospectus dated February 16, 2007 concerning the proposed mergers pursuant to which National Mercantile Bancorp (“National Mercantile”) will merge with and into its subsidiary, First California Financial Group, Inc. (“First California”), followed immediately by the merger of FCB Bancorp with and into First California, which was previously mailed to you on or about February 20, 2007. This information includes recent developments of FCB Bancorp. Terms used but not defined in this Supplement have the meanings given to those terms in the joint proxy statement-prospectus.

As set forth in the joint proxy statement-prospectus, National Mercantile shareholders will be asked at the National Mercantile special meeting of shareholders, and FCB Bancorp shareholders will be asked at the FCB Bancorp special meeting of shareholders, to consider and vote upon a proposal to approve the principal terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 15, 2006, by and among National Mercantile, FCB Bancorp and First California, and to consider and vote on a proposal to approve, if necessary, adjournment or postponement of the special meeting to solicit additional proxies.

The National Mercantile board of directors has determined and continues to believe that this transaction is fair to and in the best interests of National Mercantile and its shareholders and unanimously recommends that the shareholders of National Mercantile vote “FOR” the approval of the principal terms of the Merger Agreement.

The FCB Bancorp board of directors has determined and continues to believe that this transaction is fair to and in the best interests of FCB Bancorp and its shareholders and unanimously recommends that the shareholders of FCB Bancorp vote “FOR” the approval of the principal terms of the Merger Agreement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares to be issued under the joint proxy statement-prospectus, as supplemented, or passed upon the adequacy or accuracy of the joint proxy statement-prospectus, as supplemented. Any representation to the contrary is a criminal offense.

The securities offered through this document are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Some of the statements in this supplement and elsewhere in the joint proxy statement-prospectus constitute forward-looking statements. For additional information regarding these forward-looking statements, see “Cautionary Statement Regarding Forward-Looking Statements” on page 30 of the joint proxy statement-prospectus.

FCB Bancorp has supplied all information contained in this supplement relating to FCB Bancorp and National Mercantile has supplied all information in this supplement relating to National Mercantile.

Recent Developments

FCB Bancorp has approved a one-time cash award of $15,000 to Tenisha Fitzgerald in recognition of her years of service and dedication as a director of FCB Bancorp. Ms. Fitzgerald will cease to be a director of FCB Bancorp upon the consummation of the mergers of National Mercantile and FCB Bancorp with and into First California and will not be a director or employee of First California following the mergers. In addition, FCB Bancorp has approved an acceleration of the vesting of all outstanding option awards currently held by Ms. Fitzgerald effective immediately prior to the mergers. Pursuant to the Merger Agreement, National Mercantile has authorized both the payment of the cash award and the acceleration of vesting of all options held by Ms. Fitzgerald.

Ms. Fitzgerald has served as a director of FCB Bancorp since 1997. Since her appointment to the FCB Bancorp board of directors, she has served on the Loan and CRA Committees of First California Bank, FCB Bancorp’s wholly-owned bank subsidiary.

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